Mail Stop 4628

                                                          October 15, 2018

Via E-mail
Anthony J. Allott
President and Chief Executive Officer
Silgan Holdings Inc.
4 Landmark Square,
Stamford, Connecticut 06901

       Re:    Silgan Holdings Inc.
              10-K for Fiscal Year Ended December 31, 2017
              Filed March 1, 2018
              File No. 0-22117

Dear Mr. Allott:

        We refer you to our comment letter dated September 18, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       Frank W. Hogan, III
       Senior Vice President, General Counsel and Secretary
       Silgan Holdings Inc.